NEWS RELEASE

BROOKFIELD AGREES TO ISSUE C$150 MILLION OF
PREFERRED SHARES

New York, October 4, 2004 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has agreed to issue C$150 million of cumulative redeemable preferred shares with a dividend rate of 5.2% to a syndicate of investment dealers led by CIBC World Markets Inc. and Scotia Capital Inc. The preferred shares are rated Pfd-3 (High) by Dominion Bond Rating Service (DBRS) and P-3 (High) by Standard and Poor’s (S&P). Brookfield has extended to the underwriters the option until closing to purchase up to an additional C$50 million of shares at the same offering price.

Proceeds of the issue will be utilized for general corporate purposes including the repayment of existing floating-rate preferred shares and debt. Closing is expected to occur on or about October 22, 2004.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S. and any public offering of securities in the U.S. will be made by means of a prospectus.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com..

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417 – 7215, or via email at: mcoley@brookfieldproperties.com

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.